FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES CORPORATE UPDATE

  FDA meeting scheduled to discuss the pivotal path for intratumoral TTI-621 in CTCL
  Intravenous TTI-621 protocol amended to enable dosing beyond 0.5 mg/kg and first patient cohort enrolling
  Enrollment in the first Simon's 2-stage CTCL cohort in the TTI-621 intravenous study completed

TORONTO, July 24, 2019 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update. "Trillium continues to make progress with both our intratumoral and intravenous development programs for TTI-621, our novel CD47 immune checkpoint inhibitor," said Robert L. Kirkman, M.D., Executive Chair of Trillium. "We believe the single agent anti-tumor activity we have observed in our trials of TTI-621 to date is unique and, as we move these programs forward, positions Trillium to be a leader in this exciting new approach to the treatment of cancer."

Trillium is focusing the intratumoral administration of TTI-621 for the treatment of cutaneous T-cell lymphoma (CTCL). The U.S. Food and Drug Administration (the FDA) has accepted the Company's request for an in-person meeting, currently scheduled to take place later this quarter, to discuss the Company's proposed pivotal pathway for intratumoral administration of TTI-621 in early-stage CTCL. This proposal builds upon the anti-tumor activity observed in the ongoing phase 1b expansion trial (NCT02890368). As reported at the American Society of Hematology meeting in December 2018, a reduction in Composite Assessment of Index Lesion Severity (CAILS) scores, which measure local lesion responses, was observed in 91% (20/22) of CTCL patients receiving intratumoral TTI-621.

The current goal of Trillium's intravenous program for TTI-621 is the identification of a recommended phase 2 dose. Trillium has amended the intravenous study protocol (NCT02663518) to enable dosing beyond 0.5 mg/kg and is currently enrolling the first cohort in the new dose-escalation design. The Company also has completed enrollment for the first Simon's 2-stage CTCL cohort in the TTI-621 intravenous study. The Safety Review Committee reviewed the preliminary data from this cohort and recommended that patients on study continue to be followed until all response assessments are available. The Company has decided not to initiate the second Simon's 2-stage cohort until the outcome of the ongoing dose escalation is known. "While we have seen meaningful activity of intravenous TTI-621 in a variety of malignancies at the current doses, we believe it is important to identify the optimal dose before proceeding with additional studies," said Yaping Shou, M.D., Chief Medical Officer at Trillium. "We believe this approach is the best use of resources and will maximize the opportunity for success."

"Obtaining guidance from the FDA regarding the development pathway for intratumoral TTI-621 in early-stage CTCL will be an important step for Trillium, as we believe this indication may be a potential first-to-market approach for this product candidate," said Dr. Kirkman. "In addition, identifying an optimal dose for intravenous TTI-621 and building on what we believe is its unique single agent activity should enable a significant expansion of our opportunities."

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, without limitation, statements relating to the uniqueness of our monotherapy activity, our plan to discuss our pivotal pathway with the FDA, our ability to further dose escalate in the intravenous trial, and our plan to assess the results of the dose escalation study prior to moving ahead with a second phase of the Simon-stage cohorts. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the effectiveness and timeliness of preclinical and clinical trials, and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on in the Company's Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Any forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation, whether as a result of new information, future events or results or otherwise. All forward-looking statements herein are qualified in their entirety by this cautionary statement.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com